Exhibit 99.3

Akari Announces Third Quarter 2018 Financial Results and Business Highlights

‒	Four ongoing clinical trial programs

‒	Two clinical programs expected to report initial data in first quarter 2019

‒	Long-term clinical study continues to yield encouraging safety data

NEW YORK and LONDON, November 15, 2018 - Akari Therapeutics, Plc (NASDAQ:AKTX), a biopharmaceutical company focused on innovative therapeutics to treat orphan autoimmune and inflammatory diseases where complement and or leukotriene systems are implicated, today announced its financial results for the third quarter ended September 30, 2018.

“We are focused on moving our four priority clinical programs forward and expect initial data from our trials in patients with bullous pemphigoid (BP) and atopic keratoconjunctivitis (AKC) in the first quarter of 2019,” commented Clive Richardson, Interim Chief Executive Officer of Akari Therapeutics.

Clinical development highlights and upcoming milestones

▪	Coversin clinical trials focused on orphan diseases mediated by both the complement and leukotriene pathways with initial data readouts expected in the first quarter 2019:

o	Phase II trial in patients with BP, a severe blistering skin disease

o	Phase I/II trial in patients with AKC, a sight-threatening surface of the eye condition

▪	Coversin clinical trials in orphan diseases in which complement dysregulation is the primary disease driver:

o	Two trials open in PNH: a Phase III trial in naïve patients and a Phase II trial in patients who are resistant to eculizumab

o	An open Phase II trial in atypical hemolytic syndrome (aHUS), a severe thrombotic microangiopathy

o	Ongoing named patient program in pediatric patients with thrombotic microangiopathy (TMA) post bone marrow transplant

▪	Long-term safety study for Coversin

o	Total cumulative number of patient-years on Coversin treatment approximately 15 years

o	All patients in the long term study have now been treated for more than 15 months and the first patient has now been treated for 34 months

o	No drug related serious adverse events and no neutralizing antibodies reported to date

o	Six PNH patients were transfusion dependent prior to treatment with Coversin, of which four in the long-term study are now transfusion independent; two remain on transfusion.

Third Quarter 2018 Financial Results

▪	Research and development (R&D) expenses in the third quarter of 2018 were $3.3 million, as compared to $6.4 million in the same quarter the prior year. The decrease was due primarily to lower manufacturing costs for Coversin as the Company had previously manufactured clinical trial material for supply through 2019, partially offset by higher clinical trial activity.

▪	General and administrative (G&A) expenses in the third quarter of 2018 were $2.4 million, as compared to $2.2 million in the same quarter last year. This increase was due primarily to higher professional fees.

▪	Operating expenses were $3.0 million in the third quarter of 2018. Excluding a $2.7 million one-time litigation settlement gain, operating expenses were $5.7 million in the third quarter of 2018, as compared to $8.5 million in the same quarter the prior year. This decrease is primarily due to lower R&D expenses.

▪	Total other expense for the third quarter of 2018 was $0.6 million, as compared to $1.8 million in the same quarter the prior year. This change was primarily attributed to a $0.7 million loss in fair value of the stock option liabilities in the third quarter of 2018, compared to a $1.7 million loss in the third quarter of 2017.

▪	Net loss for the third quarter of 2018 was $3.6 million, compared to a net loss of $10.4 million for the same period in 2017. This year over year decrease in net loss was due primarily to the aforementioned $2.7 million litigation settlement gain, lower R&D expenses and change in fair value of the stock option and warrant liabilities, which were lower in the third quarter of 2018 compared to the prior year period.

▪	As of September 30, 2018, the Company had cash of $10.1 million, as compared to cash of $28.1 million as of December 31, 2017.

▪	In addition, on September 26, 2018, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Aspire Capital Fund, LLC (“Aspire Capital”), which provides that, upon the terms, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of the Company’s ADSs over the 30-month term of the Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, the Company issued 30,000,000 ordinary shares to Aspire Capital and sold to Aspire Capital 25,000,000 ordinary shares for $0.02 per share (equivalent to $2.00 per ADS and $500,000).

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, Coversin, is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity. Coversin is currently being clinically evaluated in four indications: bullous pemphigoid (BP), atopic keratoconjunctivitis (AKC), atypical hemolytic uremic syndrome (aHUS), and paroxysmal nocturnal hemoglobinuria (PNH). Akari believes that the dual action of Coversin on both C5 and LTB4 may be beneficial in AKC, BP, and aHUS. Akari is also developing other tick derived proteins, including longer acting versions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Coversin may not be as large as expected; risks associate with the departure of our former Chief Executive Officers and other executive officers; risks related to material weaknesses in our internal controls over financial reporting and risks relating to the ineffectiveness of our disclosure controls and procedures; risks associated with the putative shareholder class action and SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC on July 18, 2018. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS

 As of September 30, 2018 and December 31, 2017

(in U.S. Dollars, except share data)

	September 30, 2018	December 31, 2017
Assets	(Unaudited)

Current Assets:
Cash	$10,073,345	$28,106,671
Prepaid expenses and other current assets	1,382,472	706,415
Deferred Financing Costs	585,000	-
Total Current Assets	12,040,817	28,813,086

Restricted cash	521,620	142,235
Property and equipment, net	29,955	55,898
Patent acquisition costs, net	34,839	39,124
Total Assets	$12,627,231	$29,050,343

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable	$1,404,496	$1,971,161
Accrued expenses	1,710,693	4,795,873
Liabilities related to options and warrants	3,004,207	5,081,335
Other current liabilities	29,792	-
Total Current Liabilities	6,149,188	11,848,369

Other long-term liabilities	175,055	48,003
Total liabilities	6,324,243	11,896,372

Commitments and Contingencies

Shareholders' Equity:
Share capital GBP of .01 par value
Authorized: 10,000,000,000 ordinary shares; issued and outstanding:
1,580,693,413 at September 30, 2018 and 1,525,693,393 at December 31, 2017, respectively	23,651,277	22,927,534
Additional paid-in capital	106,239,087	104,799,550
Accumulated other comprehensive loss	(296,483)	(236,246)
Accumulated deficit	(123,290,893)	(110,336,867)
Total Shareholders' Equity	6,302,988	17,153,971
Total Liabilities and Shareholders' Equity	$12,627,231	$29,050,343

AKARI THERAPEUTICS, Plc

 CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS-UNAUDITED

For the Three and Nine Months Ended September 30, 2018 and September 30, 2017

(in U.S. Dollars)

	Nine Months Ended		Three Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Operating Expenses:
Research and development costs	$9,433,018	$16,167,426	$3,303,790	$6,382,542
General and administrative expenses	8,537,191	8,006,097	2,382,153	2,158,656
Litigation settlement gain	(2,700,000)	-	(2,700,000)	-
Total Operating Expenses	15,270,209	24,173,523	2,985,943	8,541,198
Loss from Operations	(15,270,209)	(24,173,523)	(2,985,943)	(8,541,198)

Other Income (Expense):
Interest income	198,146	124,357	66,073	46,906
Changes in fair value of option and warrant liabilities - (loss) gain	2,077,128	1,010,005	(715,846)	(1,657,783)
Foreign currency exchange gain (loss)	42,481	(231,326)	36,036	(218,274)
Other expenses (income)	(1,572)	(10,615)	6,425	(6,226)
Total Other Income (Expense)	2,316,183	892,421	(607,312)	(1,835,377)

Net Loss	(12,954,026)	(23,281,102)	(3,593,255)	(10,376,575)

Other Comprehensive Loss:
Foreign Currency Translation Adjustment	(60,237)	(8,302)	(65,848)	85,428

Comprehensive Loss	$(13,014,263)	$(23,289,404)	$(3,659,103)	$(10,291,147)

Loss per common share (basic and diluted)	$(0.01)	$(0.02)	$(0.00)	$(0.01)

Weighted average common shares (basic and diluted)	1,526,700,724	1,177,693,386	1,528,682,540	1,177,693,393

For more information

Investor Contact:

Peter Vozzo

Westwicke Partners

(443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Mary-Jane Elliott / Sukaina Virji / Nicholas Brown

Consilium Strategic Communications

+44 (0)20 3709 5700

Akari@consilium-comms.com